CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond Fund, due March 3, 2014	2,150,832	$10.00	$21,485,763.60	$2,930.66

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-180488

The notes are being issued by Bank of America Corporation (“BAC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factor” beginning on page TS-7 of this term sheet and “Risk Factors” beginning on page S-10 of product supplement STR-3.

The estimated initial value of the notes at the time the terms of the notes were set is less than the public offering price. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-15 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.000	$21,485,763.60
Underwriting discount (1)	$0.125	$246,297.60
Proceeds, before expenses, to BAC	$9.875	$21,239,466.00

(1)	For an individual investor who purchased 902,256 units in a single transaction, the public offering price and the underwriting discount are $9.975 per unit and $0.10 per unit, respectively.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

February 21, 2013

2,150,832 Units

$10 principal amount per unit

CUSIP No. 06053E441

Pricing Date February 21, 2013

Settlement Date February 28, 2013

Maturity Date March 3, 2014

Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond Fund

Automatically callable if the Performance of the SPDR® S&P® 500 ETF Trust (the “SPY”) on any Observation Date, occurring approximately six, nine, and twelve months after the pricing date, is greater than or equal to the Performance of the iShares® Barclays 20+ Year Treasury Bond Fund (the “TLT”)

In the event of an automatic call, the amount payable per unit will be:

$10.610 if called on the first Observation Date;

$10.915 if called on the second Observation Date; and

$11.220 if called on the final Observation Date

If not called on the first or second Observation Date, a maturity of approximately one year

If not called, 1-to-1 downside exposure to the difference between the Performance of the SPY and the Performance of the TLT, with 100% of your principal at risk

All payments are subject to the credit risk of Bank of America Corporation

No periodic interest payments

Limited secondary market liquidity, with no exchange listing

Enhanced Return

Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond Fund, due March 3, 2014

Summary

The Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond Fund, due March 3, 2014 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC. The notes will be automatically called at the applicable Call Amount if the Performance of the SPY on any Observation Date is greater than or equal to the Performance of the TLT. If your notes are not called, you may lose all or a portion of the principal amount of your notes. The amount we will pay on the notes will be based on the difference between the Performance of the SPY and the Performance of the TLT and calculated based on the $10 Original Offering Price per unit. See “Terms of the Notes” below.

Payments on the notes depend on our credit risk and on the performance of the Market Measures. The economic terms of the notes (including the Call Amounts and Call Premiums) are based on the rate we would pay to borrow funds through the issuance of market-linked notes and the terms of certain related hedging arrangements. The implied borrowing rate for market-linked notes is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. This difference in borrowing rate, as well as the underwriting discount and the hedging related charge described below, will reduce the economic terms of the notes to you and the estimated initial value of the notes.

Due to these factors, the public offering price you pay to purchase the notes is greater than the estimated initial value of the notes determined immediately at the time the terms of the notes were set. This estimated initial value is $9.81 per unit. The notes are subject to an automatic call, and the estimated initial value is based on an assumed tenor of the notes. For more information about the estimated initial value and the structuring of the notes, see “Structuring the Notes” on page TS-15.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)	Observation Level:

The Observation Level of each Market Measure will equal the Closing Market Price of the Market Measure on the applicable Observation Date (rounded to two decimal places), multiplied by the Price Multiplier. However, if a Market Disruption Event for either Market Measure occurs on an Observation Date, the Observation Level will be determined as set forth “Additional Terms of the Notes — Market Disruption Event on an Observation Date” on page TS-8.

Original Offering Price:	$10.00 per unit	Price Multiplier:

1, subject to adjustment for certain corporate events relating to each Market Measure described in “Description of the Notes — Anti-Dilution and Discontinuance Adjustments for Exchange Traded Fund Linked Notes” beginning on page S-33 of product supplement STR-3.

Term:	Approximately one year	Observation Dates:	August 23, 2013, November 22, 2013, and February 24, 2014 (the final Observation Date)
Market Measures:	SPDR® S&P® 500 ETF Trust (Bloomberg symbol: “SPY”) (the “SPY”) and iShares® Barclays 20+ Year Treasury Bond Fund (Bloomberg symbol: “TLT”) (the “TLT”)	Call Amounts (per Unit) and Call Premiums:

$10.610, representing a Call Premium of 6.10% of the Original Offering Price, if called on the first Observation Date;

$10.915, representing a Call Premium of 9.15% of the Original Offering Price, if called on the second Observation Date; and

$11.220, representing a Call Premium of 12.20% of the Original Offering Price, if called on the final Observation Date.

Performance of the SPY:		Call Settlement Dates:

The fifth business day following the applicable Observation Date, subject to postponement as described in “Additional Terms of the Notes — Market Disruption Event on an Observation Date” on page TS-8; provided, however, that the Call Settlement Date related to the final Observation Date will be the maturity date.

Performance of the TLT:		Redemption Amount:

If your notes are not called because the Performance of the SPY is less than the Performance of the TLT on each Observation Date, you will receive an amount at maturity based on the Observation Levels of the Market Measures on the final Observation Date. You will receive per unit:

$10 + [$10 × (Performance of the SPY - Performance of the TLT)]

The amount you receive will be less than the Original Offering Price, but will not be less than zero.

Call Feature:	The notes will be called if the Performance of the SPY is greater than or equal to the Performance of the TLT on any Observation Date.	Fees and Charges:	The underwriting discount of $0.125 per unit listed on the cover page and the hedging related charge of $0.05 per unit described in “Structuring the Notes” on page TS-15.
Starting Values:	Starting Value of the SPY: 150.40 Starting Value of the TLT: 116.95	Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a subsidiary of BAC

Relative Value Strategic Accelerated Redemption Securities®	TS-2

Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond Fund, due March 3, 2014

Payments Determination

Automatic Call Provision:

Redemption Amount Determination:

If the notes are not called, you will receive the Redemption Amount per unit on the maturity date based on the Observation Levels of the Market Measures on the final Observation Date, determined as follows:

$10 + [$10 × (Performance of the SPY - Performance of the TLT)]

The amount that you receive at maturity will not be less than zero.

In this case, you will lose all or a portion of the principal amount of your notes.

Relative Value Strategic Accelerated Redemption Securities®	TS-3

Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond Fund, due March 3, 2014

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement STR-3 dated April 2, 2012:

http://www.sec.gov/Archives/edgar/data/70858/000119312512146587/d324780d424b5.htm

▪	Series L MTN prospectus supplement dated March 30, 2012 and prospectus dated March 30, 2012:

http://www.sec.gov/Archives/edgar/data/70858/000119312512143855/d323958d424b5.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-866-500-5408. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STR-3. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the SPY will perform moderately better than the TLT on any of the Observation Dates, and, in that case, you accept an early exit from your investment.

▪

You accept that the investment return on the notes, if any, will be limited to the return represented by the applicable Call Premium, in case the notes are called, regardless of the Performance of the SPY relative to the Performance of the TLT on the applicable Observation Date.

▪	If the notes are not called, you accept that your investment will result in a loss, which could be significant.

▪	You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

▪	You are willing to forgo dividends, interest payments, or other benefits of owning units or shares of the Market Measures.

▪

You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the implied borrowing rate and fees and charges on the notes.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Call Amounts and the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You wish to make an investment that cannot be automatically called prior to maturity.

▪	You believe that the Performance of the TLT will be greater than the Performance of the SPY on each Observation Date.

▪	You seek an uncapped return on your investment.

▪	You seek 100% principal protection or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends, interest payments, or other distributions paid on the Market Measures.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Relative Value Strategic Accelerated Redemption Securities®	TS-4

Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond Fund, due March 3, 2014

Hypothetical Payments

The following examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Call Amount or Redemption Amount, as applicable, based on the hypothetical terms set forth below. The actual amount you receive and the resulting return will depend on the actual Starting Value and Observation Levels of each Market Measure, and term of your investment. The following examples do not take into account any tax consequences from investing in the notes.

These examples are based on:

1)	a Starting Value of 100.00 for the SPY and the TLT;

2)	an expected term of the notes of approximately one year if the notes are not called;

3)	a Call Premium of 6.10% of the Original Offering Price if the notes are called on the first Observation Date, 9.15% if called on the second Observation Date, and 12.20% if called on the final Observation Date; and

4)	Observation Dates occurring on August 23, 2013, November 22, 2013, and February 24, 2014 (the final Observation Date).

The hypothetical Starting Values of 100.00 used in these examples have been chosen for illustrative purposes only. The actual Starting Value of the SPY is 150.40, and the actual Starting Value of the TLT is 116.95, which were the Closing Market Prices of the Market Measures on the pricing date. For recent actual prices of the Market Measures, see “The Market Measures” section beginning on page TS-9. In addition, all payments on the notes are subject to issuer credit risk.

Notes Are Called on an Observation Date

The notes will be called at $10.00 plus the applicable Call Premium if the Performance of the SPY is greater than or equal to the Performance of the TLT on one of the Observation Dates.

Example 1 – The Performance of the SPY of 10.00% on the first Observation Date is greater than the Performance of the TLT of 5.00%. Therefore, the notes will be called at $10.00 plus the Call Premium of $0.610 = $10.610 per unit. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Example 2 – The Performance of the SPY on the first Observation Date is below the Performance of the TLT, but the Performance of the SPY of 5.00% on the second Observation Date is greater than the Performance of the TLT of -5.00%. Therefore, the notes will be called at $10.00 plus the Call Premium of $0.915 = $10.915 per unit. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Example 3 – The Performance of the SPY on the first and second Observation Dates are below the Performance of the TLT, but the Performance of the SPY of -3.00% on the third and final Observation Date is greater than the Performance of the TLT of -5.00%. Therefore, the notes will be called at $10.00 plus the Call Premium of $1.220 = $11.220 per unit.

Notes Are Not Called on Any Observation Date

Example 4 – The notes are not called on any Observation Date. The Redemption Amount will be less, and possibly significantly less, than the Original Offering Price. For example, if, on the third and final Observation Date, the Performance of the SPY is -20.00% and the Performance of the TLT is 5.00%, the Redemption Amount per unit will be:

$10 + [$10 × (-20.00%  – 5.00%)] = $7.500 per unit

Relative Value Strategic Accelerated Redemption Securities®	TS-5

Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond Fund, due March 3, 2014

Summary of the Hypothetical Examples

	Notes Are Called on an Observation Date			Notes Are Not Called on Any Observation Date
	Example 1	Example 2	Example 3	Example 4
Starting Value of the SPY	100.00	100.00	100.00	100.00

Observation Level of the SPY on the First Observation Date	110.00	90.00	90.00	90.00
Performance of the SPY on the First Observation Date	10.00%	-10.00%	-10.00%	-10.00%
Observation Level of the SPY on the Second Observation Date	N/A	105.00	93.00	93.00
Performance of the SPY on the Second Observation Date	N/A	5.00%	-7.00%	-7.00%
Observation Level of the SPY on the Final Observation Date	N/A	N/A	97.00	80.00
Performance of the SPY on the Final Observation Date	N/A	N/A	-3.00%	-20.00%
Starting Value of the TLT	100.00	100.00	100.00	100.00

Observation Level of the TLT on the First Observation Date	105.00	98.00	98.00	98.00
Performance of the TLT on the First Observation Date	5.00%	-2.00%	-2.00%	-2.00%
Observation Level of the TLT on the Second Observation Date	N/A	95.00	95.00	95.00
Performance of the TLT on the Second Observation Date	N/A	-5.00%	-5.00%	-5.00%
Observation Level of the TLT on the Final Observation Date	N/A	N/A	95.00	105.00
Performance of the TLT on the Final Observation Date	N/A	N/A	-5.00%	5.00%
Performance of the SPY v. Performance of the TLT*	5.00%	10.00%	2.00%	-25.00%

Return of the Notes	6.10%	9.15%	12.20%	-25.00%

Call Amount / Redemption Amount per Unit	$10.610	$10.915	$11.220	$7.500

*	The “Performance of the SPY v. Performance of the TLT” is equal to the Performance of the SPY minus the Performance of the TLT on the applicable Observation Date.

Relative Value Strategic Accelerated Redemption Securities®	TS-6

Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond Fund, due March 3, 2014

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-10 of product supplement STR-3, page S-5 of the MTN prospectus supplement, and page 8 of the prospectus identified above under “Summary.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	If the notes are not called, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return, if any, is limited to the return represented by the applicable Call Premium and may be less than a comparable investment directly in the Market Measures.

▪

The public offering price you pay for the notes exceeds their estimated initial value. The estimated initial value of the notes is an estimate only, calculated to reflect the costs and charges included in the notes and the implied borrowing rate at the time the terms of the notes were set, and is provided for informational purposes only. The estimated initial value does not represent a minimum price at which we, MLPF&S or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.

▪

A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their estimated initial value. This is due to, among other things, changes in the prices of the Market Measures, the implied borrowing rate we pay to issue market-linked notes, and the inclusion in the public offering price of the underwriting discount and the hedging related charge, all as further described in “Structuring the Notes” on page TS-15. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

▪

Our business activities as a full service financial institution, including our commercial and investment banking activities, our hedging and trading activities (including trades in securities included in the Market Measures) and any hedging and trading activities we engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	Changes in the performance of the Market Measures may offset each other. For example, increases in the price of the SPY may be offset by greater increases in the price of the TLT.

▪

We cannot control actions by the investment advisers of the SPY or the TLT, which may adjust these exchange traded funds in a way that could adversely affect the value of the notes and the amount payable on the notes, and these entities have no obligation to consider your interests.

▪

The index sponsors may adjust the S&P 500® Index and the Barclays U.S. 20+ Year Treasury Bond Index (collectively, the “Underlying Indices”) in a way that affects their levels, and have no obligation to consider your interests.

▪

You will have no rights of a holder of the securities included in the Market Measures, and you will not be entitled to receive securities, dividends, interest payments, or other distributions by the issuers of those securities.

▪

While we or our affiliates may from time to time own securities of companies included in the Market Measures, except to the extent that our common stock is included in the SPY, we do not control any company included in the SPY, and are not responsible for any disclosure made by any other company.

▪	There are liquidity and management risks associated with the Market Measures.

▪	The performance of the Market Measures and the performance of the Underlying Indices may vary.

▪	Risks associated with the Underlying Indices or underlying assets of the Market Measures will affect the prices of the Market Measures and hence, the value of the notes.

▪

The payments on the notes will not be adjusted for all corporate events that could affect the Market Measures. See “Description of the Notes — Anti-Dilution and Discontinuance Adjustments for Exchange Traded Fund Linked Notes” beginning on page S-33 of product supplement STR-3.

Relative Value Strategic Accelerated Redemption Securities®	TS-7

Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond Fund, due March 3, 2014

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page S-45 of product supplement STR-3.

Additional Risk Factor

The return on the notes is based on the relative performance of the SPY and the TLT and does not directly track a positive position in the SPY.

You may receive a lower return on the notes than you could receive by directly investing in the SPY. Even if the SPY appreciates, you may not earn a positive return over the term of the notes. The return on the notes is based on the Performance of the SPY relative to the Performance of the TLT as determined on each Observation Date. On any Observation Date, in order for you to receive a positive return upon a call of the notes, the SPY must either (a) have increased by a percentage that is greater than or equal to any percentage increase of the TLT or (b) decreased by a percentage that is less than or equal to any percentage decrease of the TLT. If the notes are not called because the TLT has performed better than the SPY on each Observation Date, you will receive a Redemption Amount at maturity that is less than the Original Offering Price, even if the price of the SPY has increased over the term of the notes.

Additional Terms of the Notes

Market Disruption Event on an Observation Date

If, for either the SPY or the TLT, (i) a Market Disruption Event occurs on a scheduled Observation Date or (ii) the calculation agent determines that any scheduled Observation Date is not a trading day by reason of an extraordinary event, occurrence, declaration, or otherwise (any such day in either (i) or (ii) being a “non-calculation day”) (in which case, SPY or TLT, as applicable, becomes an “Observation Date Affected Component”), the calculation agent will determine the Closing Market Price of the Observation Date Affected Component for such non-calculation day, and as a result, the value of the Market Measures, as follows:

•	The Closing Market Price of the Market Measure that is not an Observation Date Affected Component will be its Closing Market Price on such non-calculation day.

•

The Closing Market Price of the Observation Date Affected Component will equal its Closing Market Price on the first trading day following that non-calculation day on which no Market Disruption Event occurs with respect to that Observation Date Affected Component; provided that the Closing Market Price will be determined (or, if not determined, estimated) by the calculation agent in a manner which the calculation agent considers commercially reasonable under the circumstances on a date no later than the second scheduled trading day prior to the applicable scheduled Call Settlement Date, or, in the case of the final Observation Date, no later than the second scheduled trading day prior to the maturity date, regardless of the occurrence of a Market Disruption Event on that day.

The applicable Observation Date will be deemed to occur after the calculation agent has determined the value of the Market Measures as provided above. If, due to a Market Disruption Event or otherwise, an Observation Date (other than the final Observation Date) is postponed, the applicable Call Settlement Date on which the Call Amount for such Observation Date will be paid will be on or about the fifth business day following the Observation Date as so postponed. However, if the final Observation Date is postponed, under no circumstances will the maturity date be postponed.

Relative Value Strategic Accelerated Redemption Securities®	TS-8

Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond Fund, due March 3, 2014

The Market Measures

We have derived the following information from publicly available documents published by Standard & Poor’s Depositary Receipts (“SPDR”) and iShares, Inc., a registered investment company. We have not independently verified the accuracy or completeness of the following information. We are not affiliated with SPDR or iShares, Inc., and SPDR and iShares, Inc. will not have any obligations with respect to the notes.

This term sheet relates only to the notes and does not relate to the units or shares of the SPY or the TLT, or securities included in the SPY or the TLT. Neither we nor any of our affiliates have participated or will participate in the preparation of the publicly available documents regarding the Market Measures. Neither we nor any of our affiliates have made any due diligence inquiry with respect to the SPY or the TLT in connection with the offering of the notes. Neither we nor any of our affiliates make any representation that the publicly available documents or any other publicly available information regarding the Market Measures are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of these publicly available documents, that would affect the trading price of the units or shares of the SPY or the TLT have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the SPY or the TLT could affect the value of its units or shares on each Observation Date and therefore could affect your return on the notes. The selection of the Market Measures is not a recommendation to buy or sell the Market Measures.

SPDR® S&P® 500 ETF Trust

The SPY is a unit investment trust that issues securities called “trust units” or “units.” The SPY is organized under New York law and is governed by an amended and restated trust agreement between State Street Bank and Trust Company (the “Trustee”) and PDR Services LLC (the “Sponsor”), dated as of January 1, 2004 and effective as of January 27, 2004, as amended (the “Trust Agreement”). The SPY is an investment company registered under the Investment Company Act of 1940, as amended. The SPY commenced operations on January 22, 1993.

A trust unit represents an undivided ownership interest in a portfolio consisting of all of the common stocks of the S&P 500® Index. The SPY intends to provide investment results that, before expenses, generally correspond to the price and yield performance of the S&P 500® Index. The expenses of the SPY are accrued daily and reflected in the net asset value of the SPY. After reflecting waivers (including earnings credits as a result of uninvested cash balances of the SPY), the SPY currently is accruing ordinary operating expenses at an annual rate of 0.0945%.

Information provided to or filed with the SEC by the SPY under the Investment Company Act of 1940, as amended, can be located at the SEC’s facilities or through the SEC’s website at www.sec.gov by reference to SEC CIK number 884394.

The units of the SPY trade on the NYSE Arca under the symbol “SPY.”

The S&P 500® Index

The S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

The index sponsor chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which the index sponsor uses as an assumed model for the composition of the total market. Relevant criteria employed by the index sponsor include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies constitute the S&P 500® Index, with the approximate percentage of the market capitalization of the S&P 500® Index included in each group as of January 31, 2013 indicated in parentheses: Consumer Discretionary (11.6%); Consumer Staples (10.7%); Energy (11.3%); Financials (15.7%); Health Care (12.3%); Industrials (10.2%); Information Technology (18.4%); Materials (3.6%); Telecommunication Services (3.0%); and Utilities (3.4%)The index sponsor may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

The index sponsor calculates the S&P 500® Index by reference to the prices of the constituent stocks of the S&P 500® Index without taking account of the value of dividends paid on those stocks. As a result, the return on the notes will not reflect the return you would realize if you actually owned the S&P 500® Index constituent stocks and received the dividends paid on those stocks.

Computation of the S&P 500® Index

While the index sponsor currently employs the following methodology to calculate the S&P 500® Index, no assurance can be given that the index sponsor will not modify or change this methodology in a manner that may affect the Redemption Amount.

Historically, the market value of any component stock of the S&P 500® Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, the index sponsor began shifting the S&P 500® Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P 500® Index to full float adjustment on September 16, 2005. The index sponsor’s criteria for selecting stocks for the S&P 500® Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index.

Relative Value Strategic Accelerated Redemption Securities®	TS-9

Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond Fund, due March 3, 2014

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the S&P 500® Index. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding. As of September 21, 2012, available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, the index sponsor would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, the index sponsor would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. For companies with multiple classes of stock, the index sponsor calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base-weighted aggregate methodology. The level of the S&P 500® Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941- 43 = 10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it serves as a link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index, which is index maintenance.

S&P 500® Index Maintenance

S&P 500® Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index, and do not require index divisor adjustments.

To prevent the level of the S&P 500® Index from changing due to corporate actions, corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the S&P 500® Index remains constant and does not reflect the corporate actions of individual companies in the S&P 500® Index. Index divisor adjustments are made after the close of trading and after the calculation of the S&P 500® Index closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at-the-market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5.00% due to a company’s acquisition of another company in the S&P 500® Index are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than five percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

Relative Value Strategic Accelerated Redemption Securities®	TS-10

Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond Fund, due March 3, 2014

Historical Data of the SPY

The following table shows the quarterly high and low Closing Market Prices per unit of the SPY on its primary exchange from the first quarter of 2007 through the pricing date. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.

		High ($)	Low ($)
2007	First Quarter	146.01	137.41
	Second Quarter	154.15	142.24
	Third Quarter	155.03	141.13
	Fourth Quarter	156.44	140.90

2008	First Quarter	144.94	127.90
	Second Quarter	143.08	127.69
	Third Quarter	130.70	111.38
	Fourth Quarter	116.00	75.95

2009	First Quarter	93.44	68.11
	Second Quarter	95.09	81.00
	Third Quarter	107.33	87.95
	Fourth Quarter	112.67	102.54

2010	First Quarter	117.40	105.87
	Second Quarter	121.79	103.22
	Third Quarter	114.79	102.20
	Fourth Quarter	125.92	113.75

2011	First Quarter	134.57	126.21
	Second Quarter	136.54	126.81
	Third Quarter	135.46	112.26
	Fourth Quarter	128.68	109.93

2012	First Quarter	141.61	127.49
	Second Quarter	141.79	128.10
	Third Quarter	147.24	133.51
	Fourth Quarter	146.27	135.70

2013	First Quarter (through the pricing date)	153.20	145.53

This historical data on the SPY is not necessarily indicative of the future performance of the SPY or what the value of the notes may be. Any historical upward or downward trend in the price per unit of the SPY during any period set forth above is not an indication that the price per unit of the SPY is more or less likely to increase or decrease at any time over the term of the notes.

Relative Value Strategic Accelerated Redemption Securities®	TS-11

Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond Fund, due March 3, 2014

iShares® Barclays 20+ Year Treasury Bond Fund

The TLT seeks results that correspond generally to the price and yield performance, before fees and expenses, of the long-term sector of the United States Treasury market as defined by the Barclays U.S. 20+ Year Treasury Bond Index. The Barclays U.S. 20+ Year Treasury Bond Index is a market capitalization index, which includes all publicly issued, U.S. Treasury securities that have a remaining maturity greater than 20 years, are non-convertible, are denominated in U.S. dollars, are rated investment grade (Baa3 or better) by Moody’s Investors Service, are fixed rate, and have more than $150 million par outstanding. Excluded from the Barclays U.S. 20+ Year Treasury Bond Index are certain special issues, such as flower bonds, targeted investor notes, and state and local government series bonds, and coupon issues that have been stripped from assets already included. The TLT has an expense ratio of approximately 0.15% per year

Information provided to or filed with the SEC by iShares, Inc. under the Investment Company Act of 1940, as amended, can be located at the SEC’s facilities or through the SEC’s website at www.sec.gov by reference to SEC CIK number 930667.

The shares of the TLT trade on the NYSE Arca under the symbol “TLT.”

Historical Data of the TLT

The following table shows the quarterly high and low Closing Market Prices per share of the TLT on its primary exchange from the first quarter of 2007 through the pricing date. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.

		High ($)	Low ($)
2007	First Quarter	90.66	86.72
	Second Quarter	88.85	82.42
	Third Quarter	91.00	83.41
	Fourth Quarter	95.58	87.63

2008	First Quarter	97.18	90.95
	Second Quarter	95.67	88.87
	Third Quarter	98.49	90.14
	Fourth Quarter	122.45	92.74

2009	First Quarter	116.65	100.56
	Second Quarter	106.37	88.19
	Third Quarter	98.84	90.40
	Fourth Quarter	99.70	89.46

2010	First Quarter	92.31	88.61
	Second Quarter	101.75	87.47
	Third Quarter	108.56	98.33
	Fourth Quarter	105.56	90.94

2011	First Quarter	93.92	88.19
	Second Quarter	97.64	89.88
	Third Quarter	123.13	93.61
	Fourth Quarter	123.87	110.24

2012	First Quarter	121.44	110.10
	Second Quarter	130.36	110.58
	Third Quarter	132.16	118.30
	Fourth Quarter	126.73	120.07

2013	First Quarter (through the pricing date)	120.32	115.54

This historical data on the TLT is not necessarily indicative of the future performance of the TLT or what the value of the notes may be. Any historical upward or downward trend in the price per share of the TLT during any period set forth above is not an indication that the price per share of the TLT is more or less likely to increase or decrease at any time over the term of the notes.

License Agreement

BlackRock Institutional Trust Company, N.A. and MLPF&S have entered into a non-exclusive license agreement under which BlackRock has licensed to MLPF&S and certain of its affiliates the right to use the iShares® mark in connection with the TLT. The license agreement provides that the following language must be set forth in this term sheet:

iShares® is a registered mark of BlackRock Institutional Trust Company, N.A. (“BTC”). BTC has licensed certain trademarks and trade names of BlackRock to MLPF&S. The notes are not sponsored, endorsed, sold, or promoted by BTC or any of its affiliates (collectively “BlackRock”). BlackRock makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BlackRock has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

Relative Value Strategic Accelerated Redemption Securities®	TS-12

Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond Fund, due March 3, 2014

The following graph sets forth the hypothetical historical Performance of the SPY minus the Performance of the TLT from January 2007 through January 2013, taking historical month-end Closing Market Prices of the SPY and the TLT during this time period. Each data point within the graph represents the hypothetical difference between the Performance of the SPY and the Performance of the TLT assuming that the notes were priced 12 months earlier (a term expected to be similar to that of the notes). The hypothetical Performance of the SPY and the hypothetical Performance of the TLT were calculated as set forth on page TS-2. Any historical upward or downward trend in the Performance of the SPY versus the Performance of the TLT during any period set forth below is not an indication that the Performance of the SPY will exceed the Performance of the TLT at any time over the term of the notes, or that the notes will be called on any Observation Date.

Relative Value Strategic Accelerated Redemption Securities®	TS-13

Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond Fund, due March 3, 2014

The following graph compares the historical month-end Closing Market Prices of the SPY and the historical month-end Closing Market Prices of the TLT from January 2007 through January 2013. This historical data is not necessarily indicative of the future performance of either the SPY or the TLT or what the value of the notes may be. Any historical upward or downward trend in the price of the SPY and the price of the TLT during any period set forth below is not an indication that the Performance of the SPY will exceed the Performance of the TLT at any time over the term of the notes, or that the notes will be called on any Observation Date. On the pricing date, the Closing Market Price of SPY was 150.40 and the Closing Market Price of the TLT was 116.95.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Market Measures.

Relative Value Strategic Accelerated Redemption Securities®	TS-14

Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond Fund, due March 3, 2014

Supplement to the Plan of Distribution; Conflicts of Interest

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

The value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of our affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, our creditworthiness and transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes. For a short initial period after the issuance of the notes, at MLPF&S’s discretion, any purchase price paid by MLPF&S in the secondary market may be, in certain circumstances, closer to the amount that you paid for the notes than to their estimated initial value. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at a price that exceeds their estimated initial value.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Market Measures. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security and is generally lower by an amount ranging from 0.25% to 0.50% per annum (equivalent to $0.02 to $0.04 per unit) at the time we commence the offering of our market-linked notes. This generally relatively lower implied borrowing rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the estimated initial value of the notes at the time the terms of the notes were set being less than their public offering price.

The amounts that we will pay on the notes will be based on the performance of the Market Measures and calculated based on the $10 per unit Original Offering Price. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of each Market Measure, the tenor of the note and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by the hedge providers.

The lower implied borrowing rate, the underwriting discount and the hedging-related costs and charges, reduce the economic terms of the notes to you and result in the estimated initial value for the notes (estimated at the time the terms of the notes were set) being less than the public offering price for the notes. For further information, see “Risk Factors — General Risks Relating to the Notes” beginning on page S-10 and “Use of Proceeds” on page S-23 of product supplement STR-3.

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Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond Fund, due March 3, 2014

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

•	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a callable single financial contract with respect to the Market Measures.

•

Under this characterization and tax treatment of the notes, a U.S. Holder (as defined beginning on page 62 of the prospectus) generally will recognize capital gain or loss upon maturity or upon a sale, exchange, or redemption of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

•	No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

•

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page 85 of the prospectus), will generally apply to payments made after December 31, 2013. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2014. Additionally, withholding due to any payment being treated as a “dividend equivalent” (as discussed beginning on page S-49 of product supplement STR-3) will begin no earlier than January 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-45 of product supplement STR-3.

Validity of the Notes

In the opinion of McGuireWoods LLP, as counsel to BAC, when the trustee has made an appropriate entry on Schedule 1 to the Master Registered Global Senior Note, dated March 30, 2012 (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BAC, and the notes have been delivered against payment therefor as contemplated in this Note Prospectus, all in accordance with the provisions of the Senior Indenture, such notes will be legal, valid and binding obligations of BAC, subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other similar laws affecting the rights of creditors now or hereafter in effect, and to equitable principles that may limit the right to specific enforcement of remedies, and further subject to 12 U.S.C. §1818(b)(6)(D) (or any successor statute) and any bank regulatory powers now or hereafter in effect and to the application of principles of public policy. This opinion is given as of the date hereof and is limited to the federal laws of the United States, the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). In addition, this opinion is subject to the assumption that the trustee’s certificate of authentication of the Master Note has been manually signed by one of the trustee’s authorized officers and to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture, the validity, binding nature and enforceability of the Senior Indenture with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as photocopies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated March 30, 2012, which has been filed as an exhibit to BAC’s Registration Statement relating to the notes filed with the SEC on March 30, 2012.

Relative Value Strategic Accelerated Redemption Securities®	TS-16

Relative Value Strategic Accelerated Redemption Securities® Linked to the Performance of the SPDR® S&P® 500 ETF Trust versus the iShares® Barclays 20+ Year Treasury Bond Fund, due March 3, 2014

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Strategic Accelerated Redemption Securities®” is our registered service mark.

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